June 19, 2007

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennifer Monick
Robert Telewicz
Linda van Doorn

Re:	Federal Realty Investment Trust (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Quarterly Period Ended March 31, 2007

File No. 1-07533

Ladies and Gentlemen:

On behalf of our client, Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), this letter responds to your letter dated June 6, 2007, providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2006

Note 2. Real Estate, page F-16

We have considered your response to our prior comment three. In view of the continuing involvement, we believe the gain related to Greenlawn Plaza as well as its operating results prior to sale should be classified as continuing operations in accordance with paragraph 42 of SFAS 144 and EITF 03-13. Please revise accordingly or provide us with support for a conclusion that the effect would be immaterial based on SAB 99.

The Company understands your comment that due to the continuing involvement in Greenlawn Plaza, the gain on sale and the resulting operations should be classified as continuing operations. However, the Company believes the effect of this reclassification is immaterial to the consolidated financial statements taken as a whole. SAB 99 states: “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”. Thus, the Company has considered both the quantitative and qualitative factors surrounding the materiality of this item.

Quantitative and Qualitative Analysis

The below charts detail the significant line items in our consolidated financial statements and includes the amounts as filed in our 2006 Form 10-K, the amounts assuming the Company reclassified Greenlawn Plaza to continuing operations, and the percentage change in order to evaluate the quantitative materiality.

(In thousands)

2006 Statement of Operations	As Filed	Including Greenlawn Plaza in Continuing Operations	Percentage Change
Total Revenues	451,022	451,849	0.2%
Total Expenses	251,986	252,543	0.2%
Operating Income	199,036	199,306	0.1%
Income from Continuing Operations	95,076	102,793	8.1%
Income from Discontinued Operations	23,636	15,919	-32.6%
Net Income	118,712	118,712	0.0%

2005 Statement of Operations	As Filed	Including Greenlawn Plaza in Continuing Operations	Percentage Change
Total Revenues	408,469	410,331	0.5%
Total Expenses	232,944	234,017	0.5%
Operating Income	175,525	176,314	0.4%
Income from Continuing Operations	84,433	85,222	0.9%
Income from Discontinued Operations	30,179	29,390	-2.6%
Net Income	114,162	114,162	0.0%

2004 Statement of Operations	As Filed	Including Greenlawn Plaza in Continuing Operations	Percentage Change
Total Revenues	383,612	385,386	0.5%
Total Expenses	232,052	233,009	0.4%
Operating Income	151,560	152,377	0.5%
Income from Continuing Operations	64,041	64,858	1.3%
Income from Discontinued Operations	20,115	19,298	-4.1%
Net Income	84,156	84,156	0.0%

The reclassification is clearly immaterial from a quantitative standpoint for all line items for the years ended December 31, 2005 and 2004 and for total revenues, total expenses, and operating income for 2006. While the 2006 impact to income from continuing operations and income from discontinued operations is a change of 8.1% and 32.6%, respectively, there is no impact to net income. There is also no impact to the statement of cash flows for 2006, 2005, or 2004. As stated in SAB 99, “magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.” Accordingly, the Company further considered the qualitative factors related to the reclassification as follows:

•	The change would be a Statement of Operations reclassification from discontinued operations to continuing operations and net income would not be impacted.

•

The Company is generally evaluated by analysts based on funds from operations (FFO) which excludes gains on sale of real estate. Thus, the geography of the gain on sale of Greenlawn Plaza on the statement of operations would not impact FFO.

•	The reclassification would have no effect on net income and thus, would not result in a change from a loss to income or vice versa.

•

Greenlawn Plaza does not play a significant role in the Company’s operations or profitability. Greenlawn Plaza’s net income excluding gain on sale while it was owned by the Company during 2006, 2005, and 2004 was $0.3 million, $0.8 million, and $0.8 million, respectively. This is not considered a significant part of the operations.

•	The classification of Greenlawn Plaza in continuing operations would have no effect on compliance with loan covenants, regulatory requirements, or other contractual requirements.

•	The classification of Greenlawn Plaza would not impact management’s compensation.

•	The classification of Greenlawn Plaza does not involve concealment of an unlawful transaction.

•	The classification is clearly not a situation whereby management intentionally misstated the financial statements to manage earnings.

•	The Company would not expect the market to react positively or negatively based on the classification of Greenlawn Plaza.

•

The sale of Greenlawn Plaza is a distinct event that is clearly disclosed in Note 2 to the Consolidated Financial Statements. Additionally, the Company clearly discloses the fact that Greenlawn Plaza was sold to their 30% owned real estate partnership.

SAB 99 Conclusion

Based on the above quantitative and qualitative analysis, the Company does not believe that the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon its Form 10-K would have been changed or influenced by the reclassification of Greenlawn Plaza from discontinued operations to continuing operations. Accordingly, we do not believe a revision is required.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8326.

Thank you for your consideration in these matters.

Sincerely,

/s/ Lilyanna L. Peyser
Lilyanna L. Peyser

cc:	Larry Finger, Federal Realty Investment Trust

Kirk Rogers, Grant Thornton